ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

February 16, 2017

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File No. 333-212683) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on February 2, 2017 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 19, 2016 (the “Registration Statement”). Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. Please revise the expense example for each series of the Registrant (each a “Fund” and collectively, the “Funds”) to show the various periods as columns and share classes as rows.

Response. The requested change has been made.

2.	Comment. Please disclose in a footnote to the applicable fee tables any rights of recoupment Calamos Advisors LLC (the “Adviser”) may have under the expense limitation agreements applicable to the Funds.

Response. The footnote to the expense reimbursement of each applicable fee table has been revised to include the following: “Calamos Advisors may recapture previously waived expense amounts within the same fiscal year for any day where the respective Fund’s expense ratio falls below the contractual expense limit up to the expense limit for that day.”

3.	Comment. Please define “foreign issuers” in the principal investment strategy for each Fund, where such term appears.

Response. The following disclosure has been added in the investment strategies for Calamos International Growth Fund, Calamos Evolving World Growth Fund, Calamos Global Growth and Income Fund and Calamos Global Convertible Fund to define “foreign issuers”: “Securities of foreign issuers are securities issues by issuers that are organized under the laws of a foreign country or that have a substantial portion of their operations or assets in a foreign country or countries, or that derive a substantial portion of their revenue or profits from businesses, investments or sales outside of the United States. The Fund may also invest in foreign securities that are represented in the United States securities markets by American Depositary Receipts (“ADRs”) or similar depository arrangements. The Fund’s foreign debt investments can be denominated in U.S. dollars or in foreign currencies. Debt securities issued by a foreign government may not be supported by the “full faith and credit” of that government.”

The following disclosure has been added in the investment strategy for Calamos Global Equity Fund to define “foreign issuers”: “Securities of foreign issuers are securities issues by issuers that are organized under the laws of a foreign country or that have a substantial portion of their operations or assets in a foreign country or countries, or that derive a substantial portion of their revenue or profits from businesses, investments or sales outside of the United States. The Fund may also invest in foreign securities that are represented in the United States securities markets by American Depositary Receipts (“ADRs”) or similar depository arrangements.”

The following disclosure has been added in the investment strategies for Calamos Growth Fund, Calamos Opportunistic Value Fund, Calamos Convertible Fund, Calamos Total Return Bond Fund and Calamos Dividend Growth Fund to define “foreign securities”: “Foreign securities are securities issued by issuers that are organized under the laws of a foreign country or that have a substantial portion of their operations or assets in a foreign country or countries, or that derive a substantial portion of their revenue or profits from businesses, investments or sales outside of the United States. The Fund may also invest in foreign securities that are represented in the United States securities markets by American Depositary Receipts (“ADRs”) or similar depository arrangements. The Fund’s foreign debt investments can be denominated in U.S. dollars or in foreign currencies. Debt securities issued by a foreign government may not be supported by the “full faith and credit” of that government.”

4.	Comment. Please consider adding principal risk disclosure for Funds investing in contingent convertible securities.

Response. The Registrant respectfully declines to include additional risk disclosure as the Funds do not invest significantly in contingent convertible securities as part of each Fund’s principal investment strategy.

5.	Comment. In the investment strategy for each Fund that invests in synthetic convertible instruments, please define synthetic convertible instruments and state that the Fund may invest in such instruments.

Response. The following disclosure has been added in the investment strategies for Calamos Evolving World Growth Fund, Calamos Growth and Income Fund, Calamos Global Growth and Income Fund, Calamos Convertible Fund, Calamos Total Return Bond Fund, Calamos

High Income Fund, Calamos Market Neutral Income Fund and Calamos Global Convertible Fund: “A synthetic convertible security is a financial instrument (or two or more securities held in tandem) that is designed to simulate the economic characteristics of a convertible security through the combined features of a debt instrument and a security providing an option on an equity security. The Fund may establish a synthetic convertible security by combining fixed-income securities (which may be either convertible or non-convertible) with the right to acquire equity securities. In establishing a synthetic instrument, the Fund may combine a basket of fixed-income securities with a basket of warrants or options that together produce economic characteristics similar to a convertible security. Within each basket of fixed-income securities and warrants or options, different companies may issue the fixed-income and convertible components, which may be purchased separately and at different times.”

6.	Comment. Please explain supplementally how the Calamos Total Return Bond Fund values derivative securities for the purpose of the Fund’s 80% test.

Response. The Calamos Total Return Bond Fund values derivative securities at market value for the purpose of the Fund’s 80% test.

7.	Comment. Please acknowledge that the Commission has proposed Rule 18f-4 under the Investment Company Act of 1940, as amended that may substantially limit the ability of registered investment funds to invest in derivatives and other senior securities, including total return swaps. Please also acknowledge that the Funds’ ability to invest in such securities may be impacted if the Commission’s proposal becomes effective.

Response. The Registrant so acknowledges.

8.	Comment. Please revise the expense example for the Phineus Long/Short Fund to reflect that the Fund is no long a New Fund as defined in Instruction 6 to Item 3 of Form N-1A.

Response. The requested change has been made.

9.	Comment. Consider whether to include market risk disclosure regarding Brexit.

Response. The following disclosure has been added to the “Fund Facts—What are the principal risks that apply to all of the Funds?—Recent Market Events” section of the prospectus: “In addition, continuing uncertainty as to the status of the Euro and the European Monetary Union (“EMU”) and the potential for certain countries to withdraw from the institution has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of a Fund’s portfolio investments. In June 2016, the United Kingdom approved a referendum to leave the European Union. Significant uncertainty remains in the market regarding the ramifications of that development. Finally, the outcomes of key elections in the U.S. and Europe may impact domestic and international financial markets and fiscal and monetary policies.”

10.	Comment. Please provide supplementally any appendix disclosing sale load variations for financial intermediaries.

Response. Please see Exhibit A to this letter, which includes the appendix disclosing sales load variation for certain financial intermediaries.

11.	Comment. Please add a cross reference to any appendix disclosing sale load variations for financial intermediaries in “Fund Facts—What classes of shares do the Funds offer?—Class T Shares” section of the prospectus.

Response. The requested change has been made.

12.	Comment. Please add disclosure on how to purchase Class T shares in the section “Fund Facts—How can I buy shares” section of the prospectus.

Response. The disclosure in the section “Fund Facts—How can I buy shares?” has been revised to state “For more information about the share classes available, please contact the financial intermediary through which you are purchasing Fund shares or call us toll free at 800.582.6959. Please note that financial intermediaries may receive different compensation depending upon which class of shares they sell.”

13.	Comment. Consistent with Item 12(a)(5) of Form N-1A, please disclose in a clear and prominent format whether the Funds make available free of charge on the Funds’ Web site information regarding any sales loads and information relating to sales charge breakpoints, including whether the Web site includes hyper links that facilitate access to the information. If the Funds do not make such information available in this manner, disclose the reasons why it does not do so.

Response. The following disclosure has been added to the “Fund Facts—What classes of shares do the Funds offer?” section of the prospectus, “The Funds do not provide separate information regarding sale charge discounts on their website, however information regarding sale charge discounts is included the Funds’ prospectus, which can be obtained on CALAMOS ADVISORS’ website at www.calamos.com.”

14.	Comment. In the statement of additional information, please provide for each director, the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for each Fund at the time that the disclosure is made, in light of the Fund’s business and structure consistent with Item 17(a)(10) of Form N-1A.

Response. The requested change has been made.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin
Rita Rubin, Esq.

RR/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Kelly A. Pendergast, Esq. Ropes & Gray LLP

Appendix

Morgan Stanley Prospectus Disclosure

Share Class Eligibility

Class T shares are available to Morgan Stanley Wealth Management clients who purchase fund shares through a transactional brokerage account. Other share classes offered through this prospectus will not be available to Morgan Stanley Wealth Management clients who purchase mutual funds through a transactional brokerage account. Rights of accumulation, letters of intent, rights of reinstatement and exchange privileges are not available on purchases of Class T shares.

Sales Charge Waivers

Class T shares are available for purchase by Morgan Stanley Wealth Management clients with the front-end load waived as follows:

•	Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer-sponsored retirement plans does not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans; however these plans are eligible to purchase Class T shares through a transactional brokerage account.

•	Morgan Stanley Wealth Management employee and employee-related accounts according to Morgan Stanley’s account linking rules.

•	Shares purchased through reinvestment of dividends and capital gains distributions when purchasing shares of the same fund.

•	Mutual fund shares exchanged from an existing position in the same fund as part of a share class conversion instituted by Morgan Stanley Wealth Management.

Unless specifically described above, no other front-end load waivers are available to mutual fund purchases by Morgan Stanley Wealth Management clients in transactional brokerage accounts.